OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0362
--------                                              Expires: January 31, 2005
 FORM 5    U.S. SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
--------        Washington, D.C. 20549                hours per response.. 1.0
                                                      --------------------------
[ ] Check box if no longer subject
    to Section 16.  Form 4 or Form 5
    obligations may continue.
    See Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*


     Fritsch         S. Frank
     ------------------------------------------
     (Last)         First)         (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     ------------------------------------------
               (Street)


     Mechanicsburg       PA              17055
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an Entity (Voluntary)

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4. Statement for Month/Year

   December 31, 2002
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5. If Amendment, Date of Original (Month/Year)

     /  /
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6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

     [ ]  Director             [ ]  10% Owner
     [X]  Officer (give title  [ ]  Other (specify
                   below)           below)

     Senior Vice President, Human Resources
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7. Individual or Joint/Group Reporting
   (Check applicable line)

   [X]  Form Filed by one Reporting Person
   [ ]  Form Filed by more than one Reporting Person
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
                 Table I - Non-Derivative Securities, Acquired,
                       Disposed of, or Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security 2.Transaction  2A.Deemed  3. Transaction 4.Securities     5. Amount of   6. Ownership Form: 7.Nature of
    (Instr. 3)          Date (Month/    Execu-     Code          Acquired (A)     Securities     Direct (D) or     Indirect
                        Day/Year)       tion Date, (Instr. 8)    or Disposed of   Beneficially   Indirect (I)      Beneficial
                                        if any                   (D) (Instr. 3,   Owned at the   (Instr. 4)        Ownership
                                        (Month/                   4 and 5)        end of Issuer's                  (Instr. 4)
                                         Day/                                     Fiscal
                                         Year)                                    Year (Instr.
                                                                                  3 and 4)
                                                                  Amount (A) Price
                                                                         or
                                                                         (D)





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

*  If the form is filed by more than one reporting person, see instruction
   4(b)(v).

                                        1 of 2


FORM 5 (Continued)

            Table II - Derivative Securities Acquired, Disposed of,
          or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of 2.Conver-  3.Trans-  3A.Deemed  4.Transac- 5.Number 6.Date        7.Title   8.Price  9.Number  10. Owner- 11. Nature
  Deriva-    sion or    action     Execu-    tion       of       Exer-         and       of       of          ship       of
  tive       Exercise   Date       tion      Code       Deriv-   cisable       Amount    Deriv-   Deriv-      of De-     Indirect
  Sec-       Price of   (Month/    Date, if  (Instr.    ative    and Ex-       of        ative    ative       rivative   Bene-
  urity      Deriv-     Day/       any       8)         Secur-   pira-         Under-    Secur-   Secur-      Secu-      ficial
  (Instr. 3) ative      Year)      (Month/              ities    tion          lying     ity      ities       rity:      Owner-
             Security              Day/                 Ac-      Date          Secur-    (Instr.  Bene-       Direct     ship
                                   Year)                quired   (Month/       ities     5)       ficially    (D) or     (Instr.
                                                        (A) or   Day/          (Instr.            Owned at    Indirect    4)
                                                        Disposed Year)         3 and 4)           End of      (I)
                                                        of (D)                                    Year        (Instr. 4)
                                                        (Instr.                                   (Instr.
                                                        3, 4 and                                  4)
                                                        5)

                                                        (A) (D)  Date   Ex-     Title  Amount
                                                                 Ex-    pir-           or
                                                                 erci-  ation          Number
                                                                 sable  Date           of
                                                                                       Shares

Non-qualified   $13.40    2/05/02              A        17,600  (1)     2/04/12 Common 17,600     17,600       (D)
Stock Options                                                                   Stock
(right to buy)

Non-qualified   $15.25    5/13/02              A        75,000  5/13/09 5/12/12 Common 75,000     75,000       (D)
Stock Options                                                   (2)             Stock
(right to buy)

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
Explanation  of  Responses:

(1) The original option grant of 17,600 options vests over 5 years in equal parts of 1/5th of the total per year, beginning on 2/05/03.
(2) All options are scheduled to vest on 5/13/09; however, the vesting of some or all of the options may be accelerated in accordance with section 4(b) of the Company's Second Amended and Restated 1997 Stock Option Plan.


                         /s/ S. Frank Fritsch                    1/23/03
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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